J O I N T   N E W S   R E L E A S E

Titan and Dejour Close

Athabasca Uranium Asset Combination

Saskatoon, Sask., and Vancouver, BC Canada December 18, 2006 – Titan Uranium Incorporated. (Titan) (TSX-V: TUE, TUE.WT) and Dejour Enterprises Ltd. (Dejour) (TSX-V: DJE, DJE.WT) Further to the joint news release of Titan Uranium Inc. (“Titan”) and Dejour Enterprises Ltd. (“Dejour”) dated October 26, 2006, Titan and Dejour are pleased to announce that on December 15, 2006 the parties closed in escrow the acquisition by Titan of Dejour’s uranium properties, consisting of 68 claims and 4 permits totaling 966,969 acres located in the Athabasca Basin, Saskatchewan, Canada, and all related exploration data. Pursuant to the escrow closing, this transaction is now subject only to the approval of Dejour and Titan shareholders at respective meetings scheduled for January 22, 2007, which would trigger final approval of the TSX Venture Exchange.

At closing, in consideration for Dejour’s uranium assets, Titan issued to Dejour 17,500,000 common shares (36.47% of Titan’s issued shares at closing) and 3,000,000 transferable warrants. Dejour also retains certain interests in the properties and anti-dilution privileges. Dejour’s controlling investment in Titan is for investment purposes only, subsequent transfer being subject to voluntary and regulatory provisions and in certain circumstances approval of the Titan board. Dejour shall abstain from voting its Titan shares at the upcoming AGM of Titan shareholders.  Each warrant involved in this transaction entitles Dejour to purchase one common share of Titan at a price of $2.00 until December 15, 2008, subject to certain vesting and conversion requirements.

Integral to the agreement, Titan maintains the first right to purchase any property held or acquired by Dejour in either the Athabasca or Thelon Basins, should Dejour wish to sell, prior to December 31, 2007.

Titan emerges from this transaction with 1,440,000 acres of prime uranium exploration lands at the world’s #1 address, a geological team utilizing 230 years of professional experience focused on uranium discovery in the Athabasca and Thelon Basins of Northern Canada, and the working capital to implement.

Immediately following final acceptance by the Exchange, Titan will appoint Mr. Robert Hodgkinson and Dr. Lloyd Clark, currently directors of Dejour, to the Titan board, replacing Mr. Lindsay Bottomer and Mr. Michael Graydon. Titan wishes to thank both Mr. Bottomer and Mr. Graydon for their past contributions to the Titan board.

Mr. Hodgkinson, Chairman and CEO of Dejour Enterprises Ltd., brings significant corporate finance breadth to the Titan board with his 30 year history, both as agent and principal, financing resource discoveries.  Dr Clark, PhD Geology, has tremendous history and focus in uranium exploration, particularly in the Athabasca Basin, Northern Saskatchewan Canada, where he was Exploration manager and Chief Geologist for Saskatchewan Mining and Development Corporation (now Cameco), the worlds’ largest and most successful uranium explorer and developer. It was Dr. Clark’s team at SMDC that discovered uranium at MacArthur River in the Athabasca Basin, which has the distinction of being the world’s largest, most profitable and highest grade uranium mine.

“Going forward, the mission at Titan is to accelerate the exploration and discovery process for the next great Canadian uranium deposit, utilizing the multiple talents and tremendous assets combined through this transaction. With both the capital and the tools, our job has just begun. 2007 will be the most exciting year in Titan’s history”, agree Titan CEO Olson and Dejour CEO Hodgkinson.

A copy of the executed agreement has been filed under each party’s profile online at www.sedar.com.

ON BEHALF OF TITAN URANIUM INC.

"Philip E. Olson", President and Chief Executive Officer

ON BEHALF OF DEJOUR ENTERPRISES LTD.

"Robert L. Hodgkinson", Chairman and Chief Executive Officer

For further information contact:

TITAN URANIUM INC. Arni Johannson, Chairman Second Floor, 157 Chadwick Court, North Vancouver, British Columbia Canada V7M 3K2 Telephone: (604) 988-4824 Facsimile: (604) 988-5327 www.titanuranium.com

DEJOUR ENTERPRISES LTD.

Robert L. Hodgkinson, Chairman and CEO

Suite 1100-808 West Hastings Street,

Vancouver, British Columbia,
Canada V6C 2X4

Telephone: (604) 638-5050

Facsimile: (604) 638-5051

Email: investor@dejour.com
www.dejour.com

Forward-Looking Statements:

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Titan and Dejour’s periodic filings with Canadian Securities Regulators. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Neither Titan nor Dejour assume the obligation to update any forward-looking statement.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.